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December 20, 2023

Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re: Cnote Group, Inc. (“CNote”)

Amendment No. 2 to Offering Statement on Form 1-A

Filed December 8, 2023

File No. 024-12344

Dear Sir/Madam:

We received telephone confirmation that the Offering Statement may now be qualified. CNote requests qualification at 12 p.m. EST on December 22, 2023 or as soon thereafter as possible. Thank you.

Sincerely,

/s/

Yuliya Tarasava
COO and Secretary